FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	June	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated June 7, 2004 (“BlackBerry Wirless Platform Available for Mobistar Business Customers in Belgium")	Page No 2

Document 1

June 7, 2004

FOR IMMEDIATE RELEASE

BlackBerry Wireless Platform Available for Mobistar Business Customers in Belgium

Brussels, Belgium and Waterloo, Canada – Mobistar, part of the Orange Group and Research In Motion (RIM) (Nasdaq:RIMM; TSX:RIM) today announced the introduction of BlackBerry® to Mobistar’s corporate customers in Belgium. The BlackBerry wireless platform is expected to be available for all Mobistar business customers in July 2004. BlackBerry will offer Mobistar’s business customers secure, push-based wireless access to their corporate email and data via an advanced handheld along with integrated phone and organizer features. BlackBerry will operate on Mobistar’s GSM/GPRS network and include roaming capabilities

“Access to corporate email while being on the move is becoming increasingly important to our business customers who want to improve their efficiency. We are convinced that receiving and sending email from a BlackBerry handheld will become as natural as making and receiving calls,” said Pol Vanbiervliet, Head of Mobistar Business Solutions. “The BlackBerry solution provides effortless access to information while on the move without the need to work with several devices. As it is also very secure and intuitive to use, it offers all the features necessary for the best customer experience for our business customers.”

“We are pleased to be working together to introduce BlackBerry to Mobistar customers in Belgium,” said Mark Guibert, Vice President, Corporate Marketing at RIM. “The secure, push-based BlackBerry platform and Mobistar’s GSM/GPRS network will provide business users with a powerful productivity tool that brings measurable benefits. We are confident that BlackBerry will be well-received by the business community.”

BlackBerry is an award-winning platform that supports wireless communications and information. With always-on connectivity and push-based technology that automatically delivers email and corporate data to and from a handheld, BlackBerry provides effortless access to information while on the move. Customers can also read and forward email attachments from their BlackBerry handheld (including Microsoft® Word, Excel, PowerPoint and Adobe PDF) and wirelessly access to their calendar and corporate address lists.

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About Mobistar

Mobistar (EURONEXT BRUSSELS: MOBB) is a major player in the world of telecommunications in Belgium, operating in the field of mobile communications and other markets with strong growth potential. In 2003, the total turnover of the Mobistar group reached 1.201 billion euros, a raise of 16% during the year. The Group’s net profit has soared in 2003 by 122.1% to 227.4 million euros. At the end of March 2004, Mobistar had 2,647,157 active customers. Mobistar, one of the fastest-growing operators in Europe, is part of the Orange Group, which groups together all the international mobile activities of France Telecom. Mobistar is quoted on the Brussels Stock Exchange.

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About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Media Contacts
Mobistar Media Contact
Thierry Bouckaert, Head of Corporate Communication
+32 (0) 495 959888
tbouckae@mail.mobistar.be

RIM Media Contact North America:
Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

RIM Media Contact Europe:
Tilly Quanjer, Senior Communications Manager, RIM
+44 (0) 1784 223987
tquanjer@rim.com

Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

*Check with Mobistar for roaming services.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	June 7, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller